Exhibit 99.1
Melco Crown Entertainment Limited Announces the Successful Completion of the Acquisition of a 60% Interest in the Developer of the Macau Studio City Project
New York, July 27, 2011 —Melco Crown Entertainment Limited (“MCE” or the “Company”) (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today announces the successful completion of the acquisition of a 60% equity interest and shareholder loan in the developer of Macau Studio City, a large scale integrated gaming, retail and entertainment resort to be developed in Macau jointly by MCE and New Cotai Holdings, LLC (“New Cotai Holdings”), an entity controlled by funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P.
MCE also announces today the signing of a shareholders’ agreement for Cyber One Agents Limited (together with its direct and indirect subsidiaries, the “Cyber One Group”) with an affiliate of New Cotai Holdings. New Cotai Holdings retains its 40% indirect equity interest in the Cyber One Group.
Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of MCE, stated, “This transaction is a major milestone for the Company, as it provides us with an attractive growth opportunity and a substantial development pipeline. Macau Studio City will meaningfully increase our presence on Cotai, which we see as the primary driver of visitation and revenue growth in Macau going forward.
“Our vision for the project will fully explore the Macau Studio City concept and deliver a unique, entertainment-driven experience for visitors to Macau. Our plans include a variety of interactive, production studio derived attractions designed to captivate our target market and significantly expand Macau’s appeal as a multifaceted tourism destination.
“We view Macau Studio City’s focus on delivering innovative attractions based on the Studio City concept as one of its key strengths, along with its uniquely attractive location on Cotai.”
“We are excited to be able to develop another integrated resort that will create new job opportunities for local Macau people, as well as additional career opportunities for our MCE colleagues.
“We look forward to working closely with the Macau government to bring this project to completion and help realize the next step in Macau’s evolution as Asia’s premier tourism center.”

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of occupancy permits for areas of City of Dreams undergoing construction and/or development; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in the Company’s Annual Report on Form 20-F filed on April 1, 2011 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,600 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.

FOR MELCO CROWN ENTERTAINMENT LIMITED:
Investment Community, please contact: Ross Dunwoody Vice President, Investor Relations Tel: +853 8868 7575 / +852 2598 3689
Email: rossdunwoody@melco-crown.com
For media enquiry, please contact: Maggie Ma Head of Corporate Communications Tel: +852 3151 3767 Email: maggiema@melco-crown.com